GEMINI FUND SERVICES, LLC

James Ash

450 Wireless Blvd.

Hauppauge, New York 11788

Direct Telephone: (631) 470-2619

Fax: (631) 470-2701

E-mail: jamesa@geminifund.com

August 31, 2010

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Roge Partners Funds, File Nos. 333-114860 and 811-21571

Dear Sir/Madam:

On behalf of Roge Partners Funds, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 8 to the Trust’s Registration Statement under the Securities Act of 1933, as amended.  The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933.  The purpose of this filing is to conform the Roge Partners Fund’s prospectus to comply with the new Form N-1A statutory and summary prospectus requirements.

Pursuant to Rule 485(a)(1), the Trust anticipates that this filing shall become effective October 30, 2010.  At or before October 30, 2010, the Trust will fill another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the Securities Act of 1933, as amended, to be effective not earlier than the effective date of this Amendment.  The purpose of that filing will be to add the audited financial statements and certain related financial information for the fiscal year ended June 30, 2010, incorporate any comments made by Staff on this Amendment and to update any missing information and/or file updated exhibits to the Registration Statement.

If you have any questions, please contact me or fund counsel Tom Westle at (212) 885-5239.

Very truly yours,

/s/ James Ash

James Ash